UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO.2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Nihon Densan Shimpo Kabushiki Kaisha

(Name of Subject Company)

Nidec-Shimpo Corporation

(Translation of Subject Company’s Names into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Nidec Corporation

(Names of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Nidec America Corporation, 318 Industrial Lane, Torrington, CT 06790 (Tel: 860-482-4422)-

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

NIDEC CORPORATION

PART Ⅰ –– INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

The following documents are attached as exhibits to this Form:

Exhibit Number	Description
1

Press Release of Nidec Corporation, dated February 14, 2003, announcing that a letter of intent has been signed regarding the proposed exchange of shares of common stock of Nidec-Shimpo Corporation for shares of stock of Nidec Corporation.

2

English Translation of Press Release of Nidec-Shimpo Corporation, dated February 14, 2003, announcing that a letter of intent has been signed regarding the proposed exchange of shares of common stock of Nidec-Shimpo Corporation for shares of stock of Nidec Corporation.

3

Press Release of Nidec Corporation (“Nidec”), dated April 25, 2003, announcing that Nidec’s Board of Directors had signed a share exchange agreement regarding the proposed exchange of shares of common stock of Nidec-Shimpo Corporation (“Nidec-Shimpo”) for shares of stock of Nidec. Previously furnished to the Securities and Exchange Commission as a part of Form CB, submitted under cover of Form 6-K on April 25, 2003.

4

English Translation of Press Release of Nidec-Shimpo, dated April 25, 2003, announcing that Nidec-Shimpo’s Board of Directors had signed a share exchange agreement regarding the proposed exchange of shares of common stock of Nidec-Shimpo for shares of stock of Nidec. Previously furnished to the Securities and Exchange Commission as a part of Form CB, submitted under cover of Form 6-K on April 25, 2003.

5

English Translation of Notice, dated June 9, 2003, concerning the resolution at the 58th annual general meeting of shareholders of Nidec Shimpo Corporation relating to the exchange of  shares of common stock of Nidec Shimpo Corporation for shares of common stock of Nidec Corporation

(b) Not applicable

Item 2. –– Informational Legends

The required legends are included on the first page of the documents filed as Exhibit 5.

PART Ⅱ–– INFORMATION NOT REQUESTED TO BE SENT TO SECURITY

                   HOLDERS

(1)

Not applicable.

(2)

Not applicable.

(3)

Not applicable.

PART Ⅲ–– CONSENT TO SERVICE OF PROCESS

(1)

On Friday 18, 2003, Nidec Corporation filed with the Commission, under the cover of Form 6-K, a written irrevocable consent and power of attorney on Form F-X.

PART Ⅳ––  SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Nidec Corporation By: /s/ Shigenobu Nagamori Name: Shigenobu Nagamori Title: President and Chief Executive Officer Nidec Corporation Date: June 16, 2003

To Shareholders in the United States

The exchange offer or business combination referred to in this document is made for the securities of a foreign company. The offer is subjected to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its offices and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgement.

Proposal No.2 : To approve the contract between Nidec-Shimpo Corporation and Nidec Corporation on exchange of shares.

Exhibit Number	Description
5

English Translation of Notice, dated June 9, 2003, concerning the resolution at the 58th annual general meeting of shareholders of Nidec Shimpo Corporation relating to the exchange of  shares of common stock of Nidec Shimpo Corporation for shares of common stock of Nidec Corporation

1.

Reason necessitating exchange of shares.

Nidec Corporation needs to improve and utilize more its technology for the small-sized precision motor which has been its strongest asset since its inception and, for this objective, Nidec has incorporated companies with business lines conducive to attaining this objective into the Nidec group through M&A (merger and acquisition) promoting a confederate group management. Nidec-Shimpo Corporation has high-grade drive system technology in transmission with underlying precision processing skills.  With the intent that these technologies should be applied to the development and manufacture of mid & small size power brush less DC motors in use for automobiles and home appliances, in February 1995 when Nidec-Shimpo Corporation conducted a capital increase through a third-party allotment, Nidec Corporation subscribed and paid to become the principal shareholder of Nidec-Shimpo to gain control of management.

In the past, the aim of Nidec Corporation’s M&A strategy has been to heighten the synergism with its partners by making efficient use of Nidec’ s management know-how, and, for this purpose, Nidec has acquired only the minimum quantity of a partner’s shares necessary to ensure actual control over the management of the partner, leaving corporate autonomy and subjecthood to the partner: the aim has not always been to make the partner a wholly-owned Nidec subsidiary.

However, Nidec-Shimpo Corporation, viewing the further growth and profit increase of Nidec-Shimpo Corporation in the midst of worsening economic trends, came to judge that it is vital to secure better business results by communizing all the corporate resources of both and improving the effectiveness of investment by both and thus by reorganizing the operation structure in a way integrated with Nidec Corporation in order to realize prompt decision making and adroit management, and accordingly Nidec Corporation entered into a memorandum (fundamental agreement) for the exchange of shares with Nidec-Shimpo Corporation on February 14, 2003 and concluded the contract for the exchange of shares under the conditions of Article 353 of the Commercial Code on April 25, 2003.

The date of the exchange of shares is October 1, 2003 and the ratio of exchange sets as 0.060 shares of Nidec Corporation to 1 share of Nidec-Shimpo Corporation.

Support for the purpose of the exchange of shares and approval of the contract by shareholders are appreciated.

2.

Contents of the Contract for the Exchange of Shares.

Contents of the contract for the exchange of shares between Nidec-Shimpo Corporation and Nidec Corporation, signed  on April 25, 2003, under the conditions of Article 353 of the Commercial Code, are as follows.

Contract for the exchange of shares (Copy)

Nidec Corporation (hereinafter called A) and Nidec-Shimpo Corporation (hereinafter called B) conclude a contract for exchange of shares (hereinafter called Contract) as follows.

( Method )

Article 1.

A, becoming a wholly owning parent, and B, becoming a wholly owned subsidiary, exchange shares in the method of exchange expressly provided in Article 352 and 363 of the Commercial Code.

( Amendment of Articles of Incorporation )

Article 2.

Following the exchange of shares, A amends Article 2 (Object) of Articles of Incorporation on the exchange as follows. (amended parts are underlined)

( Object )

Article 2. The objects of the Company shall be to engage in the following businesses:

(1)

Manufacture and sale of electric machinery, equipment, and tools.

(2)

Manufacture and sale of a variety of electronic machine parts and components.

(3)

Manufacture and sale of factory automation systems such as industrial robotic machines.

(4)

Manufacture and sale of speed controlling devices, technical art tools, and measurement tools

(5)

Non-life insurance agency business and activities relating to life insurance solicitation.

(6)

Sale, purchase, leasing, renting and management of real property and acting as intermediary therein.

(7)

Sale of books, stationery, teaching equipment & material and telecommunication equipment.

(8)

Agency of travel and advertising.

(9)

Any and all businesses incidental or relating to any of the foregoing items.

( Shares issued at the time of the exchange of shares and allotment )

Article 3.

1. At the time of the exchange of shares, A issues 582,990 common shares and allots these shares to the final shareholders (including the actual shareholders, hereinafter the same is true) listed on the register of shareholders (including the actual register of the shareholders, hereinafter the same is true) on the previous day of the exchange of shares at the ratio of 1 B’s common share to 0.060 A’s common shares.  However, no shares are allotted to 10,284,000 shares A holds.

2. In case of an increase in the number of common shares held by B as a result of exercising common share acquisition rights during the time from April 1, 2003 to August 29, 2003, A issues the necessary common shares in addition to the number of shares in the foregoing clause and allots these shares to the increased shareholders at the ratio of 1 B’s common share to 0.060 A’s common shares.

( Initial date in reckoning dividends )

Article 4.

Initial date in reckoning dividends of profit on shares issued in the foregoing clause is October 1, 2003.

( Increased mount of capital stock and legal reserve )

Article 5.

The increased amount of A’s capital stock and legal reserve is as follows.

(1)

capital stock

No increase in the amount of capital stock in A

(2)

legal reserve

Amount of A’s legal reserve increase is the multiplied amount of the existing shareholders’ equity on the day of the exchange of shares by the ratio of the number of B’s shares transferred to A to the total number of B’s outstanding shares.

( General meeting of shareholders to approve the exchange of shares )

Article 6.

A, on June 25, 2003, and B, on June 24, 2003, as the date of general meeting of shareholders respectively convene a general meeting of shareholders (hereinafter called the general meeting to approve the exchange of shares) and ask for the approval of this contract and resolutions for matters necessary for the exchange of shares. In case of necessity or due to other reasons during the process of exchange of shares, A and B can consult and change the foregoing dates of convening.

( Date of exchange of shares )

Article 7.

The date of exchange of shares is October 1, 2003.  In case of necessity or due to other reasons during the process of exchange of shares, A and B can consult and change this date.

( Administration of corporate assets )

Article 8.

A and B, after the conclusion of this contract on to the previous day of the exchange of shares, execute its own business activities and administrate and manage the corporate assets with bona fide cares.  Any act affecting seriously the assets or claims and obligations, A and B consult in advance and perform such an act.

( Dividend of profit )

Article 9.

A and B pay dividends of profit in amounts limited to the following to the final shareholders and the registered pledgees of shares listed on the register of shareholders as of March 31, 2003.

(1)

In A, ¥15 per share, amounting to ¥953,491,215 in total.

(2)

In B, ¥1 per share, amounting to ¥19,997,317 in total.

( Interim dividends )

Article 10.

A and B pay interim dividends in an amount limited to the following to the final shareholders and the registered pledgees of shares listed on the register of shareholders as of September 30,2003.

(1)

In A, ¥17.5 per share, amounting to ¥1,112,406,417 in total.  In case of an increase in the number of shares due to conversion from convertible bonds during the time from April 1, 2003 to September 30, 2003, the amount of ¥17.5 multiplied by the increased number of shares is added.

(2)

In B, ¥1.5 per share, amounting to ¥29,995,976 in total.  In case of an increase in the number of shares due to the exercise of acquisition rights of new shares during the time from April 1, 2003 to August 29, 2003, the amount of ¥1.5 multiplied by the increased number of shares is added.

( Term of office of the auditor assuming office prior to the exchange of shares )

Article 11.

The term of the auditor of A assuming office prior to the date of exchange of shares is treated in the same way as in cases without the exchange of shares.

( Alteration of conditions for exchange of shares and cancellation of the Contract )

Article 12.

In case of any serious change in the state of assets or the business condition of A or B after the date of conclusion of the contract, A and B shall consult and can alter conditions for the exchange of shares or cancel the contract.

( Validity of Contract )

Article 13.

In case of failure of the general meeting of A or B to approve the exchange of shares, the Contract loses validity.

( Matters to be discussed )

Article 14.

In addition to matters prescribed in the Contract, necessary matters for the exchange of shares are discussed and decided by A and B in compliance with the aim of the Contract.

As evidence of conclusion of the Contract, A and B shall prepare two copies of the Contract and sign them and hold a copy each.

Apr. 25, 2003

A:

Shigenobu Nagamori (Seal)

B:

Kazuhiko Kashihara(Seal)

Chairman, President & CEO

President & CEO

Nidec Corporation

Nidec Shimpo Corporation

10 Tsutsumisoto-cho, Nishikyogoku, Ukyo-ku,

1 Terada, Kohtari, Nagaokakyo-city,

Kyoto 615-0854 Japan.

Kyoto 617-0833 Japan

3.

Explanation of exchange ratio of shares stipulated in Article 354, Clause 1, No.2 of Commercial Code.

Reasons for calculating and applying the ratio

1)

Ratio for the exchange of shares

Nidec Corporation (hereinafter called A) requested Daiwa Security SMBC Co., Ltd. (hereinafter called Daiwa Securities SMBC) and Nidec-Shimpo Corporation (hereinafter called B) requested Shijo Consulting Co., Ltd. (hereinafter called Shijo Consulting) respectively to calculate the ratio for the exchange of shares and, taking the result of the calculations into consideration, consulted and agreed as follows.  The following exchange ratio of shares can be changed through discussion between A and B in case of serious changes occurring in the state of assets or management of A or B.

A	B
1	0.060

Notes:

Allotment ratio of Shares

0.060 of A share are allotted per B share.

2)

Method and basis of calculating the exchange ratio of shares.

Daiwa Securities SMBC conducted analyses, using the market value method and the discounted cash flow method, on A and B and gave over all consideration to the results and calculated the exchange ratio of shares.

Shijo Consulting conducted analyses of A and B using the average market price method, the discounted cash flow method and the current net worth value method and gave overall consideration to the results and calculated the exchange ratio of shares.

4.

Balance sheets and statements of income of companies exchanging shares stipulated in Commercial Code Article 354, Clause 1, No.3-No.6.

1)

Balance sheet and statement of income of Nidec-Shimpo Corporation is indicated on p.9 to p.12 of this Note.

2)

Balance sheet and statement of income of Nidec Corporation are as follows:

Balance Sheet

March 31, 2003

Assets

(in thousand of yen)

Current Assets

7,686,474

Cash and deposits

356,549

Trade notes receivable

1,247,924

Trade accounts receivable

3,034,468

Securities

30,121

Finished goods

135,222

Raw materials

62,238

Work in progress

343,323

Supplies

32,952

Deferred income tax

117,832

Short-term loans

180,300

Accounts receivable-other

1,622,328

Consumption tax to refund

25,894

Other current assets

509,915

Allowance for doubtful accounts

( 12,597

)

Fixed assets

9,354,906

Tangible fixed assets

6,530,690

Buildings

2,466,143

Structures

111,498

Machinery and equipment

202,892

Vehicles

2,508

Tools, furniture and fixtures

116,242

Land

3,631,405

Intangible assets

13,671

Software & others

13,671

Investments and other assets

2,810,544

Investment securities

480,205

Investments in subsidiaries

1,692,702

Long-term loans to subsidiaries

165,343

Long stagnant claims

100,980

Deferred tax assets

406,434

Other investment

66,152

Allowance for doubtful accounts

( 101,273

)

Deferred assets

960

Bond discount

960

Total assets

17,042,341

Notes:

1.

All amounts less than ¥1,000 have been omitted.

2.

Receivables and payables of affiliates and controlling shareholders

(1) Affiliates

Short-term receivables

¥194,615 thousand

Long-term receivables

¥165,343 thousand

Short-term payables

¥272,607 thousand

March 31, 2003

Liabilities

(in thousand of yen)

Current liabilities

7,396,373

Trade notes payable

1,474,135

Trade accounts payable

1,012,254

Short-term borrowings

3,693,300

Current portion of bonds redeemable

240,000

Accounts payable-other

566,008

Accrued corporate taxes

2,896

Reserve for bonuses

172,400

Other current liabilities

235,378

Long-term liabilities

940,928

Employee retirement and severance benefits

891,715

Reserve for retirement allowances for directors and corporate auditors

21,866

Deposited guaranty money

27,346

Total liabilities

8,337,301

Shareholders’ Equity

Capital stock

2,592,575

Capital surplus

2,160,794

Capital reserve

2,160,794

Earned Surplus

3,973,642

Earned surplus reserve

207,949

Revenue reserves

3,238,480

 Reserve for dividend

169,680

 Other reserve

3,068,800

Unappropriated retained earnings at end of period

527,213

[Net income]

[ 59,753

]

Appreciated prices of stocks and others

( 20,538

)

Own shares

( 1,434

)

Total shareholders’ equity

8,705,040

Total liabilities and shareholders’ equity

17,042,341

Notes:

1.

All amounts less than ¥1,000,000 have been omitted.

2.

Short-term receivables from subsidiaries

¥24,676 million

Short-term payables to subsidiaries

¥13,734 million

Long-term payable to subsidiary

¥30 million

3.

Accumulated depreciation of tangible fixed assets

¥11,770 million

4.

Major foreign currency assets and liabilities:

Cash and deposits

¥ 4,866 million

(US$40 million)

Trade accounts receivable

¥ 24,452 million

(US$203 million)

　　　　〃

¥ 709 million

 (TB253 million)

　　　　〃

¥ 249 million

 (PP103 million)

Short-term loans

¥ 2,151 million

 (US$17 million)

Accounts receivable

 ¥ 3,145 million

(US$26 million)

Investment securities

￥691 million

(PP205 million)

　　       〃

￥669 million

(US$5 million)

Investments in subsidiaries

¥ 6,667 million

(TB1,950 million)

　　　　〃

¥ 4,373 million

(PP1,399 million)

　　　　〃

¥ 1,337 million

(US$7 million)

Investments other than capital stock

¥ 638 million

(US$5 million)

Investments in equity of subsidiaries

¥7,420 million

(US$62 million)

Claims on bankruptcy

¥ 491 million

(US$4 million)

Trade accounts payable

¥ 12,574 million

(US$104 million)

Short-term borrowings

¥ 6,010 million

(US$50 million)

Accounts payable-other

¥ 283 million

(US$2 million)

5.

Important leased assets:

Other important leased assets besides those fixed assets on the Balance Sheet include portions of manufacturing equipment for DC motors, information processing equipment, office equipment and vehicles.

6.

Assets for collateral:

Investment securities

¥1,185 million

7.

Guarantees

¥9,456 million

8.

Revaluation of Land

Revaluation of land based on the law concerning the revaluation of land (March 31, 1998, Proclamation of Law No. 34) and revision of the law concerning the revaluation of land (revised March 31, 1999), with the difference appropriated as part of the Company’s shareholders’ equity.

Date of revaluation: March 31, 2000

Amount of the revalued market price of land at the end of this fiscal year lower than the book value of land after revaluation

¥1,091 million

 (Method of revaluation as provided by Article 3, Clause 3 of the above law)

Reasonable adjustments were made to the price determined by the formula for calculation of taxation base stated in Article 16 of Land Value Tax Law (Law No. 69, 1991), which is provided in Article 2 No. 4 of enforcement regulation of the law concerning the revaluation of land (Proclamation of Law No. 119 on March 31, 1998).

9.

Amount of pension assets in retirement benefits trust offsetting provisions for employees’ retirement benefits.

¥669 million

10.

Net income per share for the period (from April 1, 2002 to March 31, 2003)

¥77.04

Statement of Income

from April 1, 2002 to March 31, 2003

Recurring Profit & Loss

(in thousand of yen)

Operating income

9,112,849

Net sales

9,112,849

Operating expenses

( 8,611,741

)

Cost of sales

( 6,133,923

)

Selling, general and administrative expenses

( 2,477,818

)

Operating profit

501,108

Non-operating income and expenses

100,063

Non-operating income

45,261

Lease revenue

28,314

Other

26,487

Non-operating expenses

( 199,532

)

Interest expenses

( 36,987

)

Operation promotion costs in China

( 121,968

)

Other

( 40,575

)

Recurring profit

401,639

Non-recurring Profit & Loss

Non-recurring profit

41,623

Profit on sale of tangible fixed assets

41,436

Transferred from allowance for doubtful accounts

187

Non-recurring loss

321,264

Loss on disposal of tangible fixed assets

( 6,069

)

Patent lawsuit expenses

( 77,716

)

Depreciated balance caused by modification of retirement benefits accounting standard

( 162,384

)

Transferred to allowance for doubtful accounts

( 6,800

)

Loss on valuation of investment securities

( 68,293

)

Income before income taxes

121,998

Provision for income taxes

Current

( 47,001

)

Deferred

( 15,243

)

Net income

59,753

Unappropriated retained earnings brought forward from the previous period

497,459

Interim dividend

( 29.999

)

Unappropriated retained earnings at end of period

527,213

Notes:

1.

All amounts less than ¥1 million have been omitted.

2.

Sales to subsidiaries

¥63,791 million

3.

Purchases from subsidiaries

¥91,533 million

4.

Sales commissions to subsidiaries

¥1,139 million

5.

Turnover with subsidiaries other than sales and purchases

¥6,561 million

Summary of Significant Accounting Policies

1. Valuation method of securities:

Investments in securities for maturation

Valuation at cost

Investments in subsidiaries and affiliates

Valuation at cost, with cost determined by the moving average method

Other securities

Items with a market value: market valuation method based on year-end closing market price etc. (The difference, net of tax, between acquisition cost and carrying market value of other securities is reported as a separate component of shareholder’s equity. The cost of other securities sold is computed based on the moving average method.)

Items with no market value: valuation at cost, with cost determined by the moving average method

2. Derivatives

 Market valuation method

3. Valuation method of inventories:

Finished goods, semi-finished goods, work in process

Lower of cost or market method with cost determined by the moving average method

Supplies

Valuation at cost, with cost determined by last purchase price method or replacement cost

4. Method of depreciation of fixed assets:

Tangible fixed assets

 Declining balance method

With those buildings excluding equipment attached thereto, purchased after April 1, 1998, depreciation is computed on the straight-line method.

The principle estimated useful lives range as follows:

Buildings

 2 to 50 years

Machinery and equipment

 3 to 7 years

Intangible fixed assets

 Straight-line method

With respect to the goodwill of the Company, depreciation is computed on the equal installment method based on the longest period (5 years) admitted by the Commercial Code. With respect to the software used in the Company, depreciation is computed on the straight-line method based on useful period of time (mainly 5 years).

5. Deferred assets

Issuing expenses on new shares

 Total expense recognized as non-operating expenses when it is paid

6. Provisions of allowances

Allowances for doubtful accounts

Appropriate allowances are made for general receivables based on actual past results, but specific doubtful accounts will be investigated on an individual basis, and the amount of forecasted losses will be appropriated.

Allowances for employee bonuses

The amount appropriate for employee bonuses for the term is stated in the statement.

Provision for employees’ retirement benefits

Liabilities considered to have been incurred at year-end from the provision of employee retirement and severance benefits are shown based on the projected benefit obligation and pension fund assets during the year.

Actual gains and losses are amortized on a straight line basis, dividing the amount proportionately, starting from the following fiscal period, based on a set fiscal period (5 years) within the average years of remaining service of employees at the time such gains and losses arose.

Provision for retirement allowances for directors and corporate auditors

Liabilities incurred for the reserve provision for retirement allowances for directors and corporate auditors is stated based on Nidec’s regulations for the amount necessary at the end of the term. The provision of the allowances is provided under Article 287-2 of the Japanese Commercial Code.

7. Hedge Accounting:

In accordance with the accounting standards for financial instruments (“Opinion Concerning Establishment of Accounting Standards for Financial Instruments” issued by the Business Accounting Deliberation Council, January 22, 1999), Nidec adopts special treatments for those interest-rate swap agreements fulfilling the requirements.

8. Leases:

Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are treated as operating leases for accounting purposes.

9. Consumption tax:

Consumption tax is excluded from all items in the Statement of Income.

10. Alteration of Accounting Policies:

① Accounting standards regarding appropriation of own shares and legal reserve.

With application of “Accounting Standards regarding Handling of Own Shares and Legal Reserve” (Corporate Accounting Standards No.1) on and after April 1, 2002, this Accounting Standards is followed for this fiscal term.  The effect on profit and loss from following the Standards is minimal.

② Information per share.

With the application of “Accounting Standards regarding Net Profit per Share for This Term” (Corporate Accounting Standards No.2) and “Guide to Application of Corporate Accounting Standards regarding Net Profit per Share for This Term” (Guide to Application of Corporate Accounting Standards No.4) in the fiscal term starting on April 1, 2002, this Accounting Standards and Guide to Application are followed for this fiscal term.  The effect on profit for this term per share from following the Standards and Guide is minimal.